UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 21, 2009 that the Company Reports Results for the Quarter Ended March 31, 2009.

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-3, filed on July 2, 2008, Registration Statement No. 333-152089, and the Company's Registration Statement on Form S-8, filed on December 18, 2007, Registration Statement No. 333-148124.

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2009

Maroussi, Athens, Greece – May 21, 2009 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2009.

First Quarter 2009 Highlights:

•

Net income of $3.9 million or $0.13 per share basic and diluted on total net revenues of $15.3 million.  Excluding the effect of unrealized gain on derivatives, unrealized loss on trading securities, amortization of the fair value of charters acquired and loss on vessel sales the net income for the period would have been $2.0 million, or $0.07 per share.

•

Adjusted EBITDA was $6.2 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.7 vessels were owned and operated during the first quarter of 2009 earning an average time charter equivalent rate of $12,684 per day.

•

Declared a quarterly dividend of $0.10 per share for the first quarter of 2009 payable on June 17, 2009 to shareholders of record on June 5, 2009. This is the fifteenth consecutive quarterly dividend declared.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The first quarter of 2009 continued to be challenging on the chartering front, especially for our containership vessels; however, it was also a period during which attractive opportunities for investment started emerging. As announced already, we have partly renewed our drybulk fleet by purchasing two drybulk vessels of approximately 11-12 years old and selling two of our 25-year old drybulk vessels. We continue pursuing further investment opportunities given our strong cash position at the end of the quarter. With a low overall leverage – we have more cash than debt outstanding – we have been able to secure conventional bank financing to partly finance our investment program.

Despite the recent upturn in the drybulk market, we expect to face a volatile and generally depressed market environment over the next two years. We have covered practically 100% of our drybulk fleet for 2009 and 80% for 2010 via either time charter contracts or Freight Forward Agreement (“FFA”) contracts. Our containerships are facing significant challenges in securing employment contracts after the expiration of their present charters and it has proven economical to temporarily lay-up three of our vessels rather than employ them at unprofitable low levels.

In contrast to many other shipping companies, our Board confirmed its intention to continue paying healthy dividends to our shareholders throughout the market cycles in parallel with our expansion program, as far as practically possible. In that respect we have maintained our quarterly dividend at $0.10 per share which represents a yield of about 7.1% on the basis of our stock price on May 7, 2009.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2009 reflect the lower level of the charter markets.  Our results were positively influenced by other non-cash gains on interest rate derivatives and FFAs.

Total daily vessel operating expenses, including management fees and general and administration expenses, during the first quarter of 2009 reflect a decrease of about 6.0% on a per vessel per day basis compared to the first quarter of 2008, which partly reflects that two of our vessels were laid-up during the first quarter of 2009 (one for the entire quarter and another for part of March 2009) and, thus, incurred significantly lower daily costs. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages. It is worth noting that during the first quarter of 2009, we continued achieving decreases in our daily operating costs for the third quarter in a row. Needless to say that we will continue to focus on controlling and reducing our costs while ensuring safe operations.

As of March 31, 2009, our outstanding debt is about $62.8 million versus restricted and unrestricted cash of about $64.9 million. In April 2009, we drew an additional loan of $10 million to partly finance our latest acquisition, M/V Eleni P. Our scheduled debt repayments over the next 12 months –including the new debt– amount to about $13.0 million, a number low enough to provide us with operational cash flow comfort. We estimate that our cash flow breakeven for the next 12 months is between $9,500 and $10,000 per vessel per day excluding dividend payments but inclusive of debt repayments.”

First Quarter 2009 Results:

For the first quarter of 2009, the Company reported total net revenues of $15.3 million representing a 53.4% decrease over total net revenues of $32.8 million during the first quarter of 2008. The Company reported net income for the period of $3.9 million as compared to net income of $13.6 million for the first quarter of 2008 representing a 71.1% decline. The results for the first quarter of 2009 include a $1.7 million unrealized gain on derivatives and investments as compared to $0.02 million unrealized gain on investments for the same period of 2008. Depreciation expenses for the first quarter of 2009 were $4.5 million compared to $7.3 million during the same period of 2008. The decline was due to a change in estimates (see below) and the sale of M/V Nikolaos P and M/V Ioanna P, which contributed $2.0 million to the depreciation expenses in the first quarter of 2008, partly balanced by the depreciation of three vessels purchased since March 31, 2008. On average, 15.7 vessels were owned and operated during the first quarter of 2009 earning an average time charter equivalent rate of $12,684 per day compared to 15 vessels in the same period of 2008 earning on average $25,723 per day.  Two of the Company’s containerships were laid-up as of March 31, 2009 and a third one was laid-up in April 2009.

Adjusted EBITDA for the first quarter of 2009 was $6.2 million, a 67.1% decrease from $18.7 million achieved during the first quarter of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted earnings per share for the first quarter of 2009 was $0.13, calculated on 30,575,611 and 30,602,510 weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.45 for the first quarter of 2008, calculated on 30,321,553 and 30,379,994 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized gain on derivatives, unrealized loss on investments, amortization of the fair value of time charter contracts acquired and loss from vessel sales, the earnings per share for the quarter ended March 31, 2009 would have been $0.07 per share basic and diluted, and, for the quarter ended March 31, 2008 would have been $0.38 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Change in accounting principle and change in estimates:

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method. When the accounting principle was retrospectively applied, net income for the quarter ended March 31, 2008 decreased by $1.5 million.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be applied retrospectively to all periods presented in earnings releases and filings.

During the fourth quarter of 2008, the Company also changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes increased net income for the period ended March 31, 2009 by $1.6 million.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
ELENI P	Panamax	72,119		1997	TC ‘til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	5	296,479
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Oct-09 ‘til Oct-10 (owner’s option)	$12,000 $10,000 (owner’s option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘ til Dec-09 (option ‘til Jun-10)	$4,100 ‘til Jun-09 $3,850 ‘til Jun-10
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	592,734	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

Summary Fleet Data:

	3 months, ended March 31, 2008	3 months, ended March 31, 2009
FLEET DATA
Average number of vessels (1)	15.00	15.70
Calendar days for fleet (2)	1365.0	1413.0
Scheduled off-hire days incl. laid-up (3)	63.0	106.0
Available days for fleet (3)	1302.0	1307.0
Commercial off-hire days (4)	7.7	84.2
Operational off-hire days (5)	1.5	13.1
Voyage days for fleet (6)	1292.8	1209.7
Fleet utilization (7)	99.3%	92.6%
Fleet utilization, commercial (8)	99.4%	93.6%
Fleet utilization, operational (9)	99.9%	98.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (10)	25,723	12,684
Vessel operating expenses (11)	5,584	5,198
General and administrative expenses (12)	763	773
Total vessel operating expenses (13)	6,347	5,971

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up; the scheduled off-hire days including laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(5) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(6) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(7) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(8) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(9) Fleet utilization, operational. We calculate operational fleet utilization by dividing our voyage days during a period by our available days net of commercial off-hire days during that period.

(10) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(11) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(12) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(13) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Friday, May 22, 2009 at 11:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until May 29, 2009 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2009 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	34,470,703	34,470,703	15,921,044
Commissions	(1,648,768)	(1,648,768)	(611,878)
Net revenues	32,821,935	32,821,935	15,309,166

Operating expenses
Voyage expenses	1,215,291	1,215,291	577,341
Vessel operating expenses	6,310,840	6,310,840	6,161,466
Drydocking expenses	-	2,217,808	-
Amortization and depreciation	7,969,697	7,275,364	4,501,150
Management fees	1,311,180	1,311,180	1,182,756
Other general and administrative expenses	1,041,249	1,041,249	1,092,133
Charter termination fees	-	-	(103,577)
Net loss from sale of vessels	-	-	86,533
Total operating expenses	17,848,257	19,371,732	13,497,802

Operating income	14,973,678	13,450,203	1,811,364

Other income/(expenses)
Interest and finance cost	(1,022,994)	(1,022,994)	(323,724)
Change in fair value of derivatives	-	-	2,063,884
Unrealized gain (loss) on trading securities	17,042	17,042	(104,575)
Foreign exchange (loss) gain	(21,826)	(21,826)	29,593
Interest income	1,136,797	1,136,797	468,730
Dividend income	90,151	90,151	-
Other income/(expenses), net	199,170	199,170	2,133,908

Net income	15,172,848	13,649,373	3,945,272
Earnings, per share, basic	0.50	0.45	0.13
Weighted average number of shares, basic	30,321,553	30,321,553	30,575,611
Earnings, per share, diluted	0.50	0.45	0.13
Weighted average number of shares, diluted	30,379,994	30,379,994	30,602,510

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2008 (as originally reported under the deferral method)	December 31, 2008 (as adjusted under the direct expense method)	March 31, 2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	73,851,191	73,851,191	56,264,911
Trade accounts receivable	1,233,895	1,233,895	1,342,160
Other receivables, net	1,439,628	1,439,628	954,955
Due from related company	4,678,750	4,678,750	1,400,694
Inventories	2,011,973	2,011,973	2,128,570
Restricted cash	2,181,264	2,181,264	2,658,647
Vessels held for sale	6,067,020	6,067,020	-
Trading securities	771,727	771,727	667,152
Derivatives	61,670	61,670	877,483
Prepaid expenses	241,102	241,102	360,995
Total current assets	92,538,220	92,538,220	66,655,567

Fixed assets:
Vessels, net	231,963,606	231,963,606	263,951,442
Advances for vessel acquisition	1,821,798	1,821,798	-
Long-term assets:
Restricted cash	4,800,000	4,800,000	5,974,250
Deferred charges, net	7,771,342	373,702	411,647
Derivatives	68,038	68,038	656,960
Fair value of above market time charter acquired	1,653,422	1,653,422	915,649
Total long-term assets	248,078,206	240,680,567	271,909,948
Total assets	340,616,426	333,218,786	338,565,515

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,450,000	12,450,000	12,750,000
Trade accounts payable	2,283,488	2,283,488	2,545,245
Accrued expenses	1,206,466	1,206,466	1,250,421
Accrued dividends	116,750	116,750	140,250
Deferred revenue	4,533,601	4,533,601	3,038,277
Derivatives	827,210	827,210	1,067,188
Total current liabilities	21,417,515	21,417,515	20,791,381

Long-term liabilities:
Long term debt, net of current portion	43,565,000	43,565,000	50,065,000
Derivatives	2,700,028	2,700,028	2,015,242
Fair value of below market time charter acquired	8,704,811	8,704,811	7,729,172
Total long-term liabilities	54,969,839	54,969,839	59,809,414
Total liabilities	76,387,354	76,387,354	80,600,795

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,575,611 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	917,269	917,269	917,269
Additional paid-in capital	234,567,670	234,567,670	234,836,747
Retained earnings	28,744,133	21,346,492	22,210,704
Total shareholders' equity	264,229,072	256,831,432	257,964,720
Total liabilities and shareholders' equity	340,616,426	333,218,786	338,565,515

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	15,172,848	13,649,373	3,945,272
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	7,275,364	7,275,364	4,501,150
Amortization of deferred charges	716,869	22,536	22,056
Amortization of fair value of time charters	(2,111,646)	(2,111,646)	(237,866)
Loss on sale of vessels	-	-	86,533
Share-based compensation	367,740	367,740	269,076
Unrealized gain on derivatives	-	-	(1,849,543)
Purchase of trading securities	(265,182)	(265,182)	-
Unrealized (gain) loss on trading securities	(17,042)	(17,042)	104,575
Changes in operating assets and liabilities	1,615,602	3,833,410	(408,888)
Net cash provided by operating activities	22,754,553	22,754,553	6,432,365

Cash flows from investing activities:
Purchase of vessels including improvements	-	-	(34,667,188)
Change in restricted cash	(854,029)	(854,029)	985,617
Proceeds from sale of vessels	-	-	5,980,487
Net cash (used in) investing activities	(854,029)	(854,029)	(27,701,084)

Cash flows from financing activities:
Issuance of share capital	5,000	5,000	-
Net proceeds from shares issued	1,795,004	1,795,004	-
Dividends paid	(9,128,334)	(9,128,334)	(3,057,561)
Offering expenses paid	(110,340)	(110,340)	-
Loan arrangements fees paid	-	-	(60,000)
Proceeds from long-term debt	-	-	10,000,000
Repayment of long-term debts	(5,870,000)	(5,870,000)	(3,200,000)
Net cash provided by (used in) financing activities	(13,308,670)	(13,308,670)	3,682,439

Net (decrease) increase in cash and cash equivalents	8,591,854	8,591,854	(17,586,280)
Cash and cash equivalents at beginning of period	104,135,320	104,135,320	73,851,191
Cash and cash equivalents at end of period	112,727,174	112,727,174	56,264,911

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2008 (as originally reported under the deferral method)	Three Months Ended March 31, 2008 (as adjusted under the direct expense method)	Three Months Ended March 31, 2009
Net income	15,172,848	13,649,373	3,945,272
Interest and finance costs, net (incl. interest income)	(113,803)	(113,803)	(145,006)
Depreciation and amortization	7,969,697	7,275,364	4,501,150
Gain on derivatives	-	-	(1,902,172)
Amortization of deferred revenue of below market time charter acquired	(2,849,419)	(2,849,419)	(975,639)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	737,773
Adjusted EBITDA	20,917,096	18,699,288	6,161,378

	Three Months Ended March 31, 2008 (as originally reported under the deferral method)	Three Months Ended March 31, 2008 (as adjusted under the direct expense method)	Three Months Ended March 31, 2009
Net cash flow provided by operating activities	22,754,553	22,754,553	6,432,365
Changes in operating assets / liabilities	(1,615,602)	(3,833,410)	408,888
Loss from sale of vessels	-	-	(86,533)
Gain on derivatives (realized)	-	-	(52,628)
Gain (loss) on trading securities, net	17,042	17,042	(104,575)
Investment in trading securities, net	265,182	265,182	-
Share-based compensation	(367,740)	(367,740)	(269,076)
Interest, net	(136,339)	(136,339)	(167,063)
Adjusted EBITDA	20,917,096	18,699,288	6,161,378

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from Unrealized Gain on derivatives, Unrealized Gain or Loss on trading securities, Amortization of the

Fair Value of Charters Acquired and Loss from Vessel Sale to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended March 31, 2008 (as originally reported under the deferral method)	Three Months Ended March 31, 2008 (as adjusted under the direct expense method)	Three Months Ended March 31, 2009
Net income	15,172,848	13,649,373	3,945,272
Unrealized gain on derivatives	-	-	(1,849,544)
Unrealized (gain) loss on investments	(17,042)	(17,042)	104,575
Amortization of deferred revenue of below market time charter acquired	(2,849,419)	(2,849,419)	(975,639)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	737,773
Loss from sale of vessels	-	-	86,533
Net Income excluding unrealized gain on derivatives, unrealized gain or loss on trading securities, amortization of the fair value of charters acquired and loss on vessel sale	13,044,160	11,520,685	2,048,970
Net Income per share excluding unrealized gain on derivatives, unrealized gain or loss) on trading securities, amortization of the fair value of charters acquired and loss on vessel sale, basic	0.43	0.38	0.07
Weighted average number of shares, basic	30,321,553	30,321,553	30,575,611
Net Income per share excluding unrealized gain on derivatives, unrealized gain or (loss) on trading securities, amortization of the fair value of charters acquired and loss on vessel sale, diluted	0.43	0.38	0.07
Weighted average number of shares, diluted	30,379,994	30,379,994	30,602,510

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 1 Handymax and 1 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 296,479 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 21, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President